UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 000-52607

Universal Biosensors, Inc.

(Exact name of registrant as specified in its charter)

Delaware		98-0424072

(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

Universal Biosensors, Inc. 1 Corporate Avenue, Rowville, 3178, Victoria Australia		Not Applicable
(Address of principal executive offices)		(Zip Code)
Telephone: +61 3 9213 9000
(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This report has been prepared by management of Universal Biosensors (the “Company,” “we,” “us,” and “our”) to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended; however, we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule requires companies whose manufactured products contain minerals originating in the Democratic Republic of the Congo and the adjoining countries (collectively the “Covered Countries”) to publicly disclose information related to such use. The minerals currently subject to SEC’s disclosure requirements are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten (collectively, the “Conflict Minerals”).

Company Overview

Universal Biosensors are specialists in design and development of electrochemical cells used in conjunction with point-of-use devices that are used in various industries such as healthcare, food and drink and agriculture. The tests utilize a disposable test strip. The electrochemical cell in the test strip is designed to allow for greater accuracy while retaining other critical features including the ability to obtain results quickly using only a small sample of fluid. The process for manufacturing the test strips is designed to be economical and capitalizes on the use of commercially available materials.

For the year ending December 31, 2024, we determined that quantities of a Conflict Mineral, specifically gold is contained in our test strips. We seek to source components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.

Reasonable Country of Origin Inquiry

We obtain the gold we use in our test strips from a single supplier who provided us with information regarding its supply chain according to the standard Conflict Minerals Reporting Template designed by Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. Our sole gold supplier confirmed that some gold may have originated in Tanzania, which is a Covered Country. The supplier represented that the gold was sourced from mines that are audited for responsible sourcing, are Responsible Minerals Initiative (RMI) compliant, and processed by refineries authorized by the London Bullion Market Association (LBMA). The supplier also responded that greater than 90% of relevant suppliers provided responses to the supplier’s supply chain survey.

Determination

Based on the foregoing Reasonable County of Origin Inquiry, we determined that Conflict Minerals present in our test strips may have originated in the Covered Countries and may not be from scrap or recycled sources.

In accordance with Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Conflicts Minerals Disclosure

As required by Rule 13p-1, the Company is providing a copy of this Form SD on the Company’s website at https://www.universalbiosensors.com/investor-centre/corporate-governance. The information on this website is not incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNIVERSAL BIOSENSORS, INC. (Registrant)

Date: May 27, 2025		/s/ Peter Mullin
	By:	Peter Mullin
Principal Executive Officer